UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019
Commission File Number: 001-38378

Hudson Ltd.
(Translation of registrant’s name into English)

4 New Square
Bedfont Lakes
Feltham, Middlesex TW14 8HA
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hudson Ltd.

By:	/s/ Adrian Bartella
Name: Adrian Bartella
Title: Chief Financial Officer

Date: July 30, 2019

EXHIBIT INDEX

Exhibit No.	Description
99.1	Hudson Ltd. Interim Report (unaudited) for the six months ended June 30, 2019